

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 13, 2009

Mr. Chris MetCalf
Chief Executive Officer
Pantera Petroleum, Inc.
111 Congress Avenue, Suite 400
Austin, TX 78701

> **Re: Pantera Petroleum, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 29, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed January 9, 2009**
> **File No. 000-52506**

Dear Mr. MetCalf:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed on January 9, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note the disclosure in paragraph six of your filing stating that you have "…provided BDO with a copy of this Current Report on Form 8-K before it was filed and requested that BDO furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of BDO's letter dated December 22, 2008 is filed as Exhibit 16 to this Current Report on Form 8-K."

Given that you have revised other aspects of your disclosure, you will need to provide your former auditor with a copy of the revised disclosures in the

Mr. MetCalf
Pantera Petroleum Inc.
January 13, 2009
Page 2

Form 8-K/A and obtain and file an updated letter from BDO Dunwoody LLP as
Exhibit 16 to your Form 8-K/A. Please clarify any disclosure pertaining to such
letter requests accordingly. In addition, please submit your response letter dated
January 7, 2009, and all further correspondence during this review, on EDGAR.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief